UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 7)

GENENCOR INTERNATIONAL, INC.
(Name of Subject Company (Issuer))

DANISCO A/S
DANISCO HOLDING USA INC.
DH SUBSIDIARY INC.
A/S PSE 38 NR. 2024
(Name of Filing Persons (Offeror, Affiliates of Offeror))

Common Stock, $0.01 Par Value
(Title of Class of Securities)

368709101
(CUSIP Number)

Jørgen Rosenlund
Group General Counsel, Vice President
Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
011-45-3-266-2000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

copy to:

Robert A. McTamaney, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
(212) 732-3200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$672,563,604	$79,572

*    Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of the 34,938,369 outstanding shares of common stock of Genencor International, Inc. not owned of record by Danisco A/S or its subsidiaries at the tender offer price of $19.25 per share of common stock.

**    The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million dollars of transaction value.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $79,572	Filing Parties: Danisco A/S, Danisco Holding USA Inc., DH Subsidiary Inc. and A/S PSE 38 Nr. 2024

Form or Registration No. SC TO	Date Filed: February 15, 2005

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

CUSIP No. 368709101
1	NAME OF REPORTING PERSON: Danisco A/S I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Denmark

NUMBER OF SHARES	7	SOLE VOTING POWER: 59,065,220 Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 0 Shares
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER: 59,065,220 Shares
WITH	10	SHARED DISPOSITIVE POWER: 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 59,065,220 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 98.2%
14	TYPE OF REPORTING PERSON: CO

This Amendment Number 7 ("Amendment No. 7") amends and supplements (a) the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on February 15, 2005 by Danisco A/S ("Danisco"), Danisco Holding USA Inc., DH Subsidiary Inc. ("Buyer") and A/S PSE 38 Nr. 2024 relating to the offer by Buyer to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Genencor International, Inc., a Delaware corporation (the "Issuer"), at a purchase price of $19.25 per Share, net to the seller in cash, without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 15, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO, and (b) the Statement on Schedule 13D filed by Danisco on February 7, 2005 as a result of the Stock Purchase Agreement, dated January 27, 2005, among Danisco, Buyer, Eastman Chemical Company and Eastman Chemical Company Investments, Inc., relating to the purchase by Buyer of 25,000,000 Shares from Eastman Chemical Company Investments, Inc.

This Amendment No. 7 is being filed on behalf of Buyer, Danisco, Danisco Holding USA Inc., and A/S PSE 38 nr. 2024. Capitalized terms used in this Amendment No. 7 and not defined herein have the meanings given thereto in the Offer to Purchase.

ITEM 8    INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY

ITEM 11.    ADDITIONAL INFORMATION

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

At 5:00 p.m. New York City time on Tuesday, April 19, 2005, the Offer expired, as scheduled. Danisco has been advised by Deutsche Bank Trust Company Americas, the Depositary for the Offer, that at expiration, approximately 8,670,529 Shares had been validly tendered and not withdrawn pursuant to the Offer, and notices of guaranteed delivery had been submitted for an additional 394,691 Shares. Excluding Shares held by Danisco and its affiliates, Shares held by Eastman and its affiliates, and Shares held by officers and directors of Genencor and their respective affiliates, the tendered Shares and noticed Shares represent approximately 89.5% of the outstanding Shares. Together with the Shares that Danisco already owns and the Shares that Danisco will acquire from Eastman under the Stock Purchase Agreement, the tendered Shares and noticed Shares represent approximately 98.2% of the total outstanding Shares.

ITEM 12    EXHIBITS

(a)(1)(xix)    Press Release, dated April 20, 2005.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DANISCO A/S

By: /s/ Alf Duch-Pedersen Name: Alf Duch-Pedersen Title: Chief Executive Officer
By: /s/ Søren Bjerre-Nielsen Name: Søren Bjerre-Nielsen Title: Chief Executive Vice President, Chief Financial Officer

DANISCO HOLDING USA INC.

By: /s/ Jørgen Rosenlund Name: Jørgen Rosenlund Title: Vice President/Group General Counsel

DH SUBSIDIARY INC.

By: /s/ Jørgen Rosenlund Name: Jørgen Rosenlund Title: Vice President/Group General Counsel

A/S PSE 38 NR. 2024

By: /s/ Alf Duch-Pedersen Name: Alf Duch-Pedersen Title: Chief Executive Officer
By: /s/ Søren Bjerre-Nielsen Name: Søren Bjerre-Nielsen Title: Chief Executive Vice President, Chief Financial Officer

Date: April 20, 2005

INDEX TO EXHIBITS

Exhibit	Description
(a)(1)(xix)	Press Release, dated April 20, 2005.